Exhibit 99.1

NewsRelease

WB XPress Project’s Eastern Build Placed Into Service

HOUSTON, Texas - November 15, 2018 - News Release - TransCanada Corporation (TSX: TRP) (NYSE: TRP) (TransCanada) today announced the Eastern Build of WB XPress (WBX) has been placed into service, completing the final phase of a critical natural gas infrastructure project that provides Appalachian producers with access to Mid-Atlantic markets.

“The completion of WB XPress marks another significant milestone for TransCanada as we continue to deliver on our commitment of creating high-value takeaway capacity for our customers,” said Stanley Chapman III, executive vice president & president, U.S. Natural Gas Pipelines. “WBX is a significant piece of a transformational expansion period for our U.S. gas business, one in which we are placing more than US$7 billion of capital investments into service.”

The Eastern Build of WBX spans various counties in West Virginia and Virginia and is designed to move approximately 0.5 billion cubic feet (Bcf/d) of natural gas per day. The build also included construction of the Chantilly Compressor station in Chantilly, Virginia, along with associated pipeline and facilities.

Last month, WBX’s Western Build was placed into service. In total, WBX is an approximate US$900 million investment, upgrading and enhancing an existing TransCanada pipeline system that has been safely serving customers for over 60 years. The project includes two new compressor stations, 30 miles (48 kilometres) of pipeline looping and modifications to seven existing compressor stations, allowing an additional 1.3 Bcf/d of natural gas to flow. The project is part of TransCanada’s $36 billion portfolio of commercially secured projects underway for completion through 2023.

Throughout the project, TransCanada representatives worked closely with federal regulators, landowners and numerous state and local officials to ensure they were a part of the process from construction to completion. WBX was designed and constructed with a core focus on safety and minimizing environmental impact.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates one of the largest natural gas transmission networks that extends more than 91,900 kilometres (57,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is a leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in approximately 5,700 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends approximately 4,900 kilometres (3,000 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com to learn more, or connect with us on social media.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated October 31, 2018 and the 2017 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Scott Castleman
304.357.2128 or 800.608.7859

TransCanada Investor & Analyst Inquiries:
David Moneta / Duane Alexander
403.920.7911 or 800.361.6522